Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2013

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated November 7, 2013, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V. ------------------------------------------------------------- (Registrant)

Date: November 7, 2013	By	/s/ E. Lagendijk ------------------------------------------------------------ E. Lagendijk
Executive Vice President and
General Counsel

Q3 2013 Results

The Hague – November 7, 2013

Aegon delivers higher underlying earnings, sales and value of new business

Net income impacted by changes to economic assumptions

¡	Solid growth in underlying earnings before tax

•	Underlying earnings up 7%, driven by business growth, higher equity markets, favorable mortality and actuarial assumption updates, and partly offset by unfavorable currency exchange rates

•	Fair value items loss of EUR 493 million, mainly as a result of aligning economic assumptions related to interest rates, bond fund and equity market returns with current market conditions

•	Net income amounts to EUR 227 million, mainly impacted by fair value losses

•	Return on equity amounts to 9.9% as a result of higher underlying earnings and one-time tax benefits

¡	Sales growth mainly driven by higher variable annuity and pension deposits

•	New life sales increase 2% to EUR 412 million, driven by pension sales in the UK

•	Gross deposits up 17% to EUR 11.0 billion, driven by variable annuities and pensions in US

•	Net deposits, excluding run-off businesses, more than double to EUR 3.4 billion

•	Accident & health sales decrease 12% to EUR 167 million due to the termination of certain distribution partnerships earlier this year and unfavorable currency exchange rates

•	Market consistent value of new business increases significantly to EUR 285 million, as a result of higher interest rates, increased sales volumes and management actions to improve margins

¡	Capital position remains strong; cash flows compressed by one-time items

•	Solvency ratio of 208%, reflecting move to swap curve for Dutch solvency calculation

•	Holding excess capital at EUR 1.8 billion

•	Operational free cash flows of EUR 88 million, impacted by market movements and one-time items

Statement of Alex Wynaendts, CEO

“A further increase in underlying earnings and sales this quarter, and a sharp rise in the value of new business, were primarily the result of management actions and favorable market conditions. Net income was impacted, mainly by Aegon’s decision to bring economic assumptions for interest rates and equity markets in line with market conditions. Aegon also maintained its strong capital position this quarter, a key element of our long-term strategy.

“We accelerated the expansion of our digital distribution capabilities, reflecting our strategic focus on innovation at all levels of our company to connect more effectively with our customers in whatever ways they choose. Notable initiatives included the launch of direct-to-consumer propositions in Spain and Central & Eastern Europe – we also reached more than GBP 1 billion in assets on our new innovative retirement platform in the United Kingdom, which launched just one year ago.

“Our actions this quarter allow us to operate our business and serve our customers more effectively while maintaining the strength of our company in the long-term. Looking ahead, we are confident that the continued execution of our strategy and our strong capital position fully support our ambition to become a leader in each of our chosen markets.”

Key performance indicators

amounts in EUR millions b)	Notes	Q3 2013	Q2 2013%		Q3 2012%		YTD 2013	YTD 2012%

Underlying earnings before tax	1	531	478	11	494	7	1,454	1,390	5

Net income	2	227	243	(7)	377	(40)	674	1,151	(41)

Sales	3	1,697	1,975	(14)	1,550	9	5,410	4,912	10

Market consistent value of new business	4	285	202	41	173	65	719	415	73

Return on equity	5	9.9%	6.7%	48	8.0%	24	7.6%	7.3%	4

Media relations	Investor relations
Robin Boon	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

¡	Additional steps taken to improve efficiency in the Americas and the holding

¡	Aegon Direct propositions launched in Spain, trials commence in several CEE countries

¡	Aegon Retirement Choices (ARC) platform in the UK surpasses GBP 1 billion in assets

Aegon’s ambition

Aegon continues to pursue its strategic aim to be a leader in all of its chosen markets, supported by four strategic objectives embedded in all Aegon businesses: Optimize portfolio; Deliver operational excellence; Enhance customer loyalty; and Empower employees. These provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

Optimize portfolio

Aegon is introducing variable annuity products and expertise to the German market. This builds on Aegon’s experience and best practices gained elsewhere in the group, including the United States, where variable annuities are a significant business.

Aegon continually reviews each of its businesses for strategic fit and return prospects, and, as part of this review, announced the sale of its Czech pension business this quarter. Exiting the pension business allows Aegon to focus more on the growing life insurance market in the Czech Republic which better aligns with Aegon’s desired risk profile and return requirements.

The Aegon Retirement Choices (ARC) platform in the UK continues to draw praise, recently winning ‘Best new platform’ and ‘Best use of platform technology’ at the Aberdeen UK Platform awards. The platform has achieved unprecedented growth, now exceeding GBP 1 billion of assets under administration.

Deliver operational excellence

Aegon’s continued focus on cost efficiency is evident with the implementation of operational improvements in the Americas and at the holding. The operational improvements at the holding were initiated in October and are aimed at improving the service to stakeholders, while reducing expenses. In the Americas, Aegon has begun to execute on a restructuring program aimed at creating a broad range of synergies. A first important step was taken toward this objective with the creation of a new division, Enterprise Business Services (EBS) - a shared services group which has as its primary purpose to bring together common back office functions and processes. This will enable the core businesses to focus on delivering a quality customer experience, achieving their strategic priorities, and developing innovative solutions, in addition to generating considerable cost reductions. Moreover, EBS has also identified opportunities to source certain professional functions that support Aegon’s businesses to external providers who are able to deliver those same services at a lower cost.

Enhance customer loyalty

Aegon believes that creating a customer-centric culture will enable it to grow further by responding to changing markets and customer behaviors. A key element of Aegon’s strategy is to get closer to its customers by increased deployment of technology at all levels of the organization. The Aegon Direct initiative was launched in Spain this quarter, and began trials in several Central & Eastern European (CEE) countries. Aegon Direct allows clients to research, obtain a quote for, and purchase insurance products online.

Recent survey results from the Hungarian Financial Supervisory Authority show that Aegon clients are the country’s most satisfied bank and insurance clients. This follows a concerted two-year effort to actively address customer complaints and adjust products based on customer feedback.

The Transamerica Center for Retirement Studies (TCRS) celebrated its 10-year anniversary by expanding to create the Transamerica Institute, including the new Transamerica Center for Health Studies. TCRS helps people, employers and policymakers to better understand retirement. The expansion aims to bring more clarity to navigating the financial implications of health coverage decisions in the United States.

Empower employees

Aegon continues to implement initiatives to help employees better understand how they contribute to Aegon’s strategy. In Spain, Aegon has launched the ‘Customer Voices’ program that appoints employees to be the customer voice or advocate in the organization. An early result of this program has been an improved client welcome process which now includes a personal letter and welcome phone call and a follow-up package with further information about the company.

In the United States, hundreds of Transamerica’s employees from across the country participated in the Healthy 4.01k walk. Sponsored by Transamerica’s Employer Solutions & Pensions division, this program reminded employees to walk the talk for retirement readiness. Aegon believes this initiative, and others similar to it, will help its employees better relate to customers, increasing customer brand loyalty and strengthening its market position.

Financial overview c)
EUR millions	Notes	Q3 2013	Q2 2013%		Q3 2012%		YTD 2013	YTD 2012%
Underlying earnings before tax
Americas		371	360	3	362	2	1,043	1,014	3
The Netherlands		85	74	15	85	-	244	240	2
United Kingdom		26	27	(4)	27	(4)	77	83	(7)
New markets		74	52	42	70	6	188	222	(15)
Holding and other		(25)	(35)	29	(50)	50	(98)	(169)	42
Underlying earnings before tax		531	478	11	494	7	1,454	1,390	5
Fair value items		(493)	(270)	(83)	(142)	-	(1,049)	88	-
Realized gains / (losses) on investments		202	82	146	128	58	397	258	54
Impairment charges		(45)	(57)	21	(35)	(29)	(119)	(118)	(1)
Other income / (charges)		(42)	27	-	3	-	(19)	(268)	93
Run-off businesses		1	13	(92)	12	(92)	-	17	-
Income before tax		154	273	(44)	460	(67)	664	1,367	(51)
Income tax		73	(30)	-	(83)	-	10	(216)	-
Net income		227	243	(7)	377	(40)	674	1,151	(41)
Net income / (loss) attributable to:
Equity holders of Aegon N.V.		227	242	(6)	376	(40)	673	1,150	(41)
Non-controlling interests		-	1	-	1	-	1	1	-
Net underlying earnings		495	361	37	383	29	1,179	1,067	10

Commissions and expenses		1,447	1,491	(3)	1,361	6	4,355	4,300	1
of which operating expenses	11	830	844	(2)	777	7	2,478	2,342	6

New life sales
Life single premiums		1,282	1,652	(22)	1,125	14	4,425	3,353	32
Life recurring premiums annualized		283	355	(20)	293	(3)	988	943	5
Total recurring plus 1/10 single		412	520	(21)	405	2	1,431	1,278	12

New life sales
Americas	12	116	124	(6)	126	(8)	350	372	(6)
The Netherlands		23	48	(52)	25	(8)	111	80	39
United Kingdom		222	292	(24)	206	8	800	630	27
New markets	12	51	56	(9)	48	6	170	196	(13)
Total recurring plus 1/10 single		412	520	(21)	405	2	1,431	1,278	12

New premium production accident and health insurance		167	173	(3)	190	(12)	565	572	(1)
New premium production general insurance		16	14	14	12	33	44	39	13

Gross deposits (on and off balance)
Americas	12	7,957	6,417	24	6,391	25	21,362	20,427	5
The Netherlands		278	327	(15)	275	1	1,009	1,202	(16)
United Kingdom		99	71	39	5	-	219	22	-
New markets	12	2,690	5,855	(54)	2,755	(2)	11,108	8,575	30
Total gross deposits		11,024	12,670	(13)	9,426	17	33,698	30,226	11

Net deposits (on and off balance)
Americas	12	2,576	1,185	117	904	185	5,374	2,703	99
The Netherlands		(64)	85	-	(480)	87	(113)	(731)	85
United Kingdom		80	53	51	(6)	-	173	(8)	-
New markets	12	826	2,233	(63)	1,208	(32)	3,204	3,191	-
Total net deposits excluding run-off businesses		3,418	3,556	(4)	1,626	110	8,638	5,155	68
Run-off businesses		(485)	(644)	25	(301)	(61)	(2,202)	(1,940)	(14)
Total net deposits		2,933	2,912	1	1,325	121	6,436	3,215	100

Revenue-generating investments
		Sept. 30, 2013	Jun. 30, 2013	%	Dec. 31, 2012	%
Revenue-generating investments (total)		468,973	465,772	1	459,077	2
Investments general account		137,419	140,388	(2)	145,021	(5)
Investments for account of policyholders		161,165	155,893	3	152,968	5
Off balance sheet investments third parties		170,389	169,491	1	161,088	6

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax in the third quarter of 2013 increased 7% to EUR 531 million compared to the third quarter of 2012. Business growth, the positive effects of favorable equity markets (EUR 33 million) and favorable mortality in the Americas (EUR 15 million), more than offset the loss of earnings due to the sale of the company’s interests in partnerships in Spain and Asset Management (EUR 12 million) and the impact of unfavorable currency exchange rates (EUR 23 million). In addition, actuarial assumption updates and model refinements amounted to EUR 27 million in the third quarter of 2013.

Underlying earnings from the Americas increased 2% compared to the third quarter of 2012 to EUR 371 million. This was mainly due to growth in Variable Annuities and Pensions, favorable mortality experience of EUR 15 million in Life & Protection, and a positive impact of EUR 5 million of actuarial assumption changes and model refinements. These gains were partly offset by unfavorable currency exchange rates.

In the Netherlands, underlying earnings were stable at EUR 85 million as an earnings recovery in Non-life and higher earnings in Pensions were offset by lower Life & Savings earnings due to the non-recurrence of a provision release of EUR 8 million booked in the third quarter of 2012.

Underlying earnings from Aegon’s operations in the United Kingdom amounted to EUR 26 million in the third quarter of 2013. The positive impact of higher equity markets was more than offset by investments in technology, adverse persistency of EUR 5 million, and unfavorable mortality experience and currency exchange rates. The effects of adverse persistency are expected to continue into the fourth quarter of 2013.

Underlying earnings from New Markets increased 6% to EUR 74 million, mainly due to the positive impact of actuarial assumption changes and model refinements of EUR 22 million in Asia in the third quarter of 2013, compared to EUR 7 million in the third quarter of 2012. Results in Spain were impacted by EUR 9 million as a result of the divestments of the joint ventures with Banca Cívica and Unnim, while earnings from Asset Management were impacted by EUR 3 million due to the divestment of hedge fund manager Prisma.

Total holding costs decreased 50% to EUR 25 million, mainly as a result of lower net interest costs following debt redemptions and lower operating expenses.

Net income

Net income decreased 40% to EUR 227 million as higher losses from fair value items were only partly offset by higher underlying earnings, increased realized gains and tax benefits.

Fair value items

The results from fair value items amounted to a loss of EUR 493 million. The loss was mainly driven by long-term economic assumption changes totaling EUR 405 million. Aegon reduced its annual equity market total return assumption from 9% to 8%, accounting for approximately EUR 135 million of the total. In addition, the long-term assumption for 10-year US Treasury yields was lowered by 50 basis points to 4.25%, while the grading period towards the long-term assumption was increased from 5 to 10 years for both the 10-year US Treasury yield assumption and the return assumption for separate account bond funds. The separate account bond funds return assumption is now set at 4% for 10 years, and 6% thereafter. These interest rate related adjustments accounted for approximately EUR 270 million of the total.

The loss on fair value hedges without an accounting match under IFRS was EUR 116 million. This was mainly driven by the macro hedge in the Americas, on which the loss was EUR 95 million, as a result of the strong equity market performance in the third quarter of 2013. For similar reasons, the loss on the equity collar hedge was EUR 36 million.

Fair value hedging with an accounting match, which include the hedges on Aegon’s GMWB variable annuities block and the guarantees on general account products in the Netherlands, contributed EUR 31 million to earnings. Fair value investments outperformed by EUR 13 million, mainly driven by credit derivatives.

Realized gains on investments

In the third quarter, realized gains on investments increased 58% to EUR 202 million and were the result of adjustments to the asset mix in the investment portfolio in the Netherlands to bring it in line with the new regulatory yield curve, as well as normal trading activity.

Impairment charges

Impairments were up compared to last year and amounted to EUR 45 million. These largely related to impairments on structured assets in the Americas and a single corporate exposure in the United Kingdom, as well as residential mortgage loans in the Netherlands and Hungary.

Other income

Other income amounted to a loss of EUR 42 million. The negative impact of the intangibles write off related to the Polish pension fund business of EUR 182 million and restructuring charges in the Americas of EUR 27 million, were partly offset by a gain of EUR 74 million on the sale of the joint venture with CAM and a gain on the recapture of certain reinsurance contracts in the Americas of EUR 126 million.

Run-off businesses

The results of run-off businesses declined to EUR 1 million, mainly driven by lower spreads and unfavorable mortality in payout annuities.

Income tax

Income tax amounted to a benefit of EUR 73 million in the third quarter. The effective tax rate on underlying earnings for the third quarter of 2013 was 7%, mainly driven by a benefit in the United Kingdom from a reduction in the corporate tax rate from 23% to 20%.

Return on equity

Return on equity increased to 9.9% for the third quarter of 2013, driven by higher net underlying earnings, which included a one-time tax benefit in the United Kingdom. Return on equity for Aegon’s ongoing businesses, excluding the run-off businesses, amounted to 10.9% over the same period.

Operating expenses

In the third quarter, operating expenses increased 7% to EUR 830 million mainly due to the non-recurrence of a benefit plan release recorded in the third quarter of 2012, restructuring expenses in the Americas and higher variable annuities sales and employee performance related expenses related to the growth of the business in the Americas. On a comparable basis, operating expenses increased 4%. Approximately half of this increase was driven by additional investments in technology to support future growth, with the remainder mainly the result of the growth of the business in the Americas.

Sales

Compared to the third quarter of 2012, Aegon’s total sales increased 9% to EUR 1.7 billion. New life sales were up by 2%, driven mainly by higher pension production in the United Kingdom, partly offset by unfavorable currency movements. In the Americas, new life sales were down 8%, primarily driven by adverse currency movements, as well as lower universal life sales due to product withdrawals and product redesign, resulting from the focus on value creation. Gross deposits increased 17%, with particular success in both the variable annuity and retirement business in the United States, partly offset by unfavorable currency movements. Net deposits, excluding run-off businesses, more than doubled to EUR 3.4 billion and were primarily driven by variable annuity and retirement deposits in the United States.

Market consistent value of new business

The market consistent value of new business increased strongly to EUR 285 million mainly as a result of strong sales growth and higher margins in the United States and a higher contribution from mortgage production in the Netherlands.

Revenue-generating investments

Revenue-generating investments increased 1% during the third quarter of 2013 to EUR 469 billion, driven by continued net inflows and higher equity markets, partly offset by unfavorable currency exchange rates.

Capital management

Shareholders’ equity decreased EUR 0.8 billion compared to the end of the second quarter of 2013 to EUR 20.3 billion at September 30, 2013. This was driven by unfavorable currency exchange rates and higher interest rates, resulting in lower revaluation reserves. The revaluation reserves declined by EUR 0.4 billion to EUR 3.4 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 17.8 billion. The gross leverage ratio improved to 30.1% in the third quarter, as outstanding commercial paper was reduced by EUR 0.2 billion. Excess capital in the holding decreased to EUR 1.8 billion, as proceeds of EUR 0.4 billion received from the divestment of the joint venture with CAM were more than offset by the payment of the interim dividend of EUR 0.2 billion, a net capital injection into Aegon’s operating units of EUR 0.2 billion and interest payments and operating expenses.

Shareholders’ equity per common share, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 8.42 at September 30, 2013.

At September 30, 2013, Aegon’s Insurance Group Directive (IGD) ratio decreased to 208%, driven by the switch to the swap curve for regulatory solvency calculations in the Netherlands and the payment of the 2013 interim dividend. The capital in excess of the S&P AA threshold in the United States increased by USD 0.1 billion to USD 0.9 billion, as earnings for the quarter were largely offset by additional tax charges. The IGD ratio, excluding Aegon Bank, in the Netherlands was flat at ~245%. The Pillar I ratio in the United Kingdom, including the with-profit fund, was ~140% at the end of the third quarter of 2013. This was up from ~130% at the end of the second quarter of 2013, mainly reflecting EUR 0.2 billion of capital received from the holding. As of this quarter, Aegon includes the with-profit fund in the reported Pillar I ratio, which is in line with the regulatory requirements in the United Kingdom.

On October 18, 2013, the Dutch Ministry of Finance shared the results of the impact study for Solvency 1.5 and started a consultation process on the final calibrations. Aegon does not expect Solvency 1.5 to have an impact on its capital policy.

On October 15, 2013, Aegon completed the share buyback program announced on September 17, 2013, to neutralize the dilutive effect of the 2013 interim dividend paid in shares. Between September 17, 2013, and October 14, 2013, 19,047,358 common shares were repurchased under the share buyback program, at an average price of EUR 5.62 per share.

Cash flows

Operational free cash flows13) were EUR 88 million in the third quarter of 2013. Excluding one-time items of EUR (112) million and market impacts of EUR (91) million, operational free cash flows amounted to EUR 291 million. The one-items were primarily related to changes to regulatory requirements and tax charges. The impact of market movements during the third quarter mainly resulted from lower credit spreads in the United Kingdom and the tax impact of hedge losses in the Americas.

Aegon did not receive material dividends from its operating units during the third quarter of 2013.

Financial overview, Q3 2013 geographically c)
EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	162	59	20	38	-	279
Individual savings and retirement products	138	-	-	(4)	-	134
Pensions	69	27	6	3	-	105
Non-life	-	(3)	-	9	-	6
Distribution	-	2	-	-	-	2
Asset Management	-	-	-	24	-	24
Other	-	-	-	-	(25)	(25)
Share in underlying earnings before tax of associates	2	-	-	4	-	6
Underlying earnings before tax	371	85	26	74	(25)	531

Fair value items	(502)	14	(8)	(12)	15	(493)
Realized gains / (losses) on investments	7	190	9	(4)	-	202
Impairment charges	(16)	(13)	(12)	(4)	-	(45)
Other income / (charges)	90	(2)	(1)	(124)	(5)	(42)
Run-off businesses	1	-	-	-	-	1
Income before tax	(49)	274	14	(70)	(15)	154
Income tax	56	(84)	89	6	6	73
Net income	7	190	103	(64)	(9)	227

Net underlying earnings	280	66	119	48	(18)	495

Employee numbers
	Sept. 30, 2013	Dec. 31, 2012
Employees excluding agents, joint ventures and associates	20,639	20,902
Agents	2,856	2,748
Total number of employees excluding joint ventures & associates	23,495	23,650
Aegon’s share of employees (including agents) in joint ventures	724	757
Aegon’s share of employees (including agents) in associates	2,475	2,443
Total	26,694	26,850

Currencies

Income statement items: average rate 1 EUR = USD 1.3161 (2012: USD 1.2811).

Income statement items: average rate 1 EUR = GBP 0.8512 (2012: GBP 0.8115).

Balance sheet items: closing rate 1 EUR = USD 1.3537 (2012: USD 1.2865; year-end 2012.Q4: USD 1.3184).

Balance sheet items: closing rate 1 EUR = GBP 0.8359 (2012: GBP 0.7967; year-end 2012.Q4: GBP 0.8111).

AMERICAS

¡	Underlying earnings before tax increase 8% to USD 490 million
¡	Net income declines to USD 11 million primarily due to economic assumption changes
¡	Sales of life insurance decline 3% to USD 154 million, as higher sales of term life were more than offset by lower universal life sales due to focus on profitability
¡	Gross deposits up 32% to USD 10.5 billion reflect strong growth in pensions and variable annuities

Underlying earnings before tax

Underlying earnings from the Americas in the third quarter of 2013 were up 8% to USD 490 million, driven by growth in both the Variable Annuities and Pension businesses from both markets and net inflows, as well as positive mortality experience in Life & Protection. Favorable mortality experience, actuarial assumption changes and model refinements had a combined net positive impact of USD 26 million on underlying earnings.

-	Life & Protection earnings increased by 3% to USD 219 million and included the net impact of actuarial assumption changes and model refinements of USD 13 million and favorable mortality of USD 20 million.
-	Earnings from Individual Savings & Retirement rose 34% to USD 182 million. Variable annuities earnings more than doubled to USD 136 million, primarily as a result of a benefit from actuarial assumption changes and model refinements of USD 27 million, as opposed to charges from actuarial assumption changes in the third quarter of 2012 and higher fee income from higher account balances. Fixed annuity earnings declined to USD 37 million, driven by a charge of USD 21 million resulting from actuarial assumption changes, continued spread compression and the reduction of the portfolio as the business is being de-emphasized. Earnings from retail mutual funds increased to USD 9 million, as a result of higher account balances.
-	Employer Solutions & Pensions earnings declined 6% to USD 90 million. Excluding one-time items recorded in the third quarter of 2012, earnings increased, resulting from the positive effect of higher average account balances.
-	The loss from Canada amounted to USD 3 million, as the third quarter included a charge of USD 14 million for actuarial assumption changes and model refinements. Latin America contributed USD 2 million in underlying earnings for the quarter.

Net income

Net income from Aegon’s businesses in the Americas amounted to USD 11 million in the third quarter. Higher underlying earnings and other income were more than offset by a sharp decline in the results from fair value items and lower realized gains.

Results from fair value items amounted to USD (662) million for the quarter. The loss was mainly driven by long-term economic assumption changes totaling USD (514) million. Aegon has reduced the annual equity market total return assumption from 9% to 8%, which accounted for approximately USD 178 million. Aegon has also lowered the long-term assumption for 10-year US Treasury yields by 50 basis points to 4.25%, In addition, the grading period towards the long-term assumption has been increased from 5 to 10 years for the 10-year US Treasury yield assumption, while the period during which an annual return of 4% is expected for bond separate accounts has been increased from 5 to 10 years, with an expected return of 6% thereafter. These adjustments accounted for approximately USD 336 million.

The loss on fair value hedges without an accounting match under IFRS was USD 172 million. This was mainly driven by the macro hedge in the Americas, on which the loss was USD 134 million in the third quarter of 2013. Results in the quarter were unfavorably impacted primarily by a strong increase of the equity markets. The loss on Aegon’s equity collar hedge program was USD 47 million. Aegon entered into an equity collar hedge in the fourth quarter of 2012 to protect US statutory capital from a significant drop in equity markets, as the present value of future fee income from variable annuities is a component of statutory capital. Aegon remains committed to protecting its balance sheet from equity market risks.

Fair value hedging with an accounting match, which include the hedges on Aegon’s GMWB variable annuities block, contributed USD 17 million to earnings. Fair value investments outperformed by USD 32 million.

Gains on investments of USD 11 million were realized as a result of normal trading activity. Impairments remained low in the current benign credit environment, slightly decreasing to USD 21 million for the quarter. Impairments were primarily related to investments in subprime residential mortgage-backed securities. Other income amounted to USD 119 million, mainly related to a gain on the recapture of certain reinsurance contracts.

The results of run-off businesses declined to USD 1 million, mainly driven by lower spreads and unfavorable mortality in payout annuities.

Return on capital

In the third quarter of 2013, the return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s business in the Americas amounted to 7.8%. Excluding the capital allocated to the run-off businesses, return on capital amounted to 8.9%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 24% to USD 506 million, mainly due to USD 26 million of restructuring expenses that were recorded in the third quarter of 2013, while the third quarter of 2012 contained a one-time release related to post-retirement benefit plans. Excluding these items, operating expenses increased by 5%, primarily driven by higher sales expenses arising from the strong production in variable annuities.

Sales

New life sales declined 3% to USD 154 million, as lower universal life sales due to product withdrawals and product redesign were only partly offset by higher sales of term life products. New premium production for accident and health insurance declined 8% to USD 201 million, driven by the loss of two distribution partners for travel insurance and the termination of certain unprofitable affinity marketing partnerships.

Gross deposits increased 32% to USD 10.5 billion. Gross deposits in pensions were up 43%, driven by plan takeovers as well as benefiting from the focus on retirement readiness by growing customer participation and contributions through auto enrollment and auto escalation. Gross deposits in variable annuities were up by 67% compared to the third quarter of 2012, mainly driven by Aegon’s continued focus on key distribution partners. New variable annuity distribution arrangements continue to be added, including a distribution agreement with JPMorgan Chase, which together with the recently announced agreement with Edward Jones, started production in October 2013. The distribution agreement with Voya already contributed to sales in the third quarter of 2013. Gross deposits in stable value solutions of USD 1.4 billion were down as stable value balances are targeted to be maintained around current levels.

Net deposits, excluding run-off businesses, tripled to USD 3.4 billion in the third quarter, driven by strong growth in pensions and variable annuities. Net deposits in pensions nearly quadrupled to USD 2.8 billion, while net deposits in variable annuities nearly tripled to USD 1.4 billion. Net flows into retail mutual funds declined to nearly zero, as sales growth was partly offset by higher outflows from bond funds due to rising interest rates. Net deposits in stable value solutions remained negative as the business targets maintaining stable value assets at current levels. Aegon is de-emphasizing sales of fixed annuities as part of a strategic repositioning and incurred net outflows of USD 0.6 billion in the third quarter.

Market consistent value of new business

The market consistent value of new business strongly increased to USD 234 million in the third quarter of 2013, driven by strong improvements in variable annuities and life products. The former benefited from higher sales volumes as well as increased margins, as interest rates were significantly higher throughout the third quarter of 2013 than in the similar period in 2012. The improvement in life insurance is primarily the result of product withdrawals and product redesign, including universal life products with secondary guarantees.

Revenue-generating investments

Revenue-generating investments amounted to USD 353 billion at the end of the third quarter, up 3% compared with the end of the second quarter of 2013. Investments for account of policyholders and off balance sheet investments for third parties were up by 5%, driven by net deposits as well as positive market movements. This increase was only partly offset by a decrease in general account assets as a result of outflows from the run-off businesses and fixed annuities.

Americas c)
USD millions	Notes	Q3 2013	Q2 2013	%	Q3 2012	%	YTD 2013	YTD 2012	%

Underlying earnings before tax by line of business
Life and protection		219	195	12	212	3	574	558	3
Fixed annuities		37	61	(39)	66	(44)	154	192	(20)
Variable annuities		136	104	31	63	116	342	247	38
Retail mutual funds		9	7	29	7	29	21	17	24
Individual savings and retirement products		182	172	6	136	34	517	456	13
Employer solutions & pensions		90	89	1	96	(6)	261	246	6
Canada		(3)	12	-	6	-	15	31	(52)
Latin America		2	1	100	3	(33)	5	8	(38)
Underlying earnings before tax		490	469	4	453	8	1,372	1,299	6

Fair value items		(662)	(190)	-	(56)	-	(1,159)	(76)	-
Realized gains / (losses) on investments		11	38	(71)	86	(87)	111	168	(34)
Impairment charges		(21)	(41)	49	(22)	5	(61)	(111)	45
Other income / (charges)		119	(2)	-	-	-	111	(3)	-
Run- off businesses		1	17	(94)	15	(93)	-	21	-
Income before tax		(62)	291	-	476	-	374	1,298	(71)
Income tax		73	(69)	-	(96)	-	4	(259)	-
Net income		11	222	(95)	380	(97)	378	1,039	(64)

Net underlying earnings		371	336	10	334	11	1,002	945	6

Commissions and expenses		1,081	1,096	(1)	931	16	3,239	3,186	2
of which operating expenses		506	488	4	407	24	1,485	1,334	11

New life sales	12
Life single premiums		30	20	50	56	(46)	94	183	(49)
Life recurring premiums annualized		151	160	(6)	153	(1)	452	459	(2)
Total recurring plus 1/10 single		154	162	(5)	158	(3)	461	477	(3)

Life & protection		124	133	(7)	133	(7)	376	400	(6)
Canada		19	17	12	15	27	52	44	18
Latin America		11	12	(8)	10	10	33	33	-
Total recurring plus 1/10 single		154	162	(5)	158	(3)	461	477	(3)

New premium production accident and health insurance		201	207	(3)	219	(8)	672	675	-

Gross deposits (on and off balance) by line of business	12
Life & protection		5	1	-	2	150	8	8	-
Fixed annuities		123	136	(10)	58	112	448	226	98
Variable annuities		2,324	2,251	3	1,391	67	6,197	3,909	59
Retail mutual funds		950	1,224	(22)	873	9	3,361	2,439	38
Individual savings & retirement products		3,397	3,611	(6)	2,322	46	10,006	6,574	52
Employer solutions & pensions		7,094	4,725	50	5,613	26	17,987	19,435	(7)
Canada		23	30	(23)	33	(30)	100	140	(29)
Latin America		3	5	(40)	4	(25)	14	11	27
Total gross deposits		10,522	8,372	26	7,974	32	28,115	26,168	7

Net deposits (on and off balance) by line of business	12
Life & protection		(8)	(12)	33	(8)	-	(30)	(28)	(7)
Fixed annuities		(557)	(608)	8	(544)	(2)	(1,718)	(1,779)	3
Variable annuities		1,362	1,304	4	476	186	3,365	1,288	161
Retail mutual funds		25	150	(83)	153	(84)	418	210	99
Individual savings & retirement products		830	846	(2)	85	-	2,065	(281)	-
Employer solutions & pensions		2,655	803	-	1,142	132	5,299	4,051	31
Canada		(80)	(96)	17	(90)	11	(270)	(287)	6
Latin America		3	3	-	2	50	9	8	13
Total net deposits excluding run-off businesses		3,400	1,544	120	1,131	-	7,073	3,463	104
Run-off businesses		(644)	(838)	23	(360)	(79)	(2,898)	(2,485)	(17)
Total net deposits		2,756	706	-	771	-	4,175	978	-

Revenue-generating investments
		Sept. 30, 2013	Jun. 30, 2013%		Dec. 31, 2012%
Revenue-generating investments (total)		352,553	340,890	3	333,759	6
Investments general account		106,324	107,039	(1)	113,988	(7)
Investments for account of policyholders		98,199	92,832	6	86,975	13
Off balance sheet investments third parties		148,030	141,019	5	132,796	11

THE NETHERLANDS

¡	Underlying earnings before tax flat at EUR 85 million, as improvements in Pensions and Non-life are offset by lower earnings in Life & Savings
¡	Increase in net income to EUR 190 million, mainly due to higher realized gains
¡	New life sales decline to EUR 23 million due to lower pension sales

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands remained stable at EUR 85 million as higher earnings in Pensions and Non-life were offset by lower earnings in Life & Savings.

–	Earnings from Aegon’s Life & Savings operations in the Netherlands declined to EUR 59 million. This was mainly caused by the impact of EUR 7 million of reduced policy charges on unit-linked products, as part of the acceleration of product improvements to certain unit-linked insurance policies, in addition to the non-recurrence of a provision release of EUR 8 million recorded in the third quarter of 2012.
–	Earnings from the Pension business nearly doubled to EUR 27 million, mainly driven by higher income on mortgage investments allocated to the investment portfolio of the Pension business as production increased, and a gain of EUR 3 million.
–	Non-life earnings improved to a loss of EUR 3 million, as lower claims in the general insurance business were only partly offset by higher claims on disability products. Management actions have been taken to further improve the profitability of the Non-life business, which already resulted in an improvement of earnings from especially general insurance.
–	The Distribution businesses recorded a profit of EUR 2 million, up from the third quarter of 2012 due to lower expenses.

Net income

Net income from Aegon’s businesses in the Netherlands increased to EUR 190 million. Realized gains on investments totaled EUR 190 million and were mainly driven by asset liability management resulting from the new regulatory yield curve, in addition to normal trading activity. Results on fair value items amounted to EUR 14 million, as the results on the guarantee portfolio of EUR 43 million more than offset real estate revaluations of EUR (12) million and other fair value items of EUR (17) million. Impairments of EUR 13 million were mainly driven by EUR 8 million of impairments on the residential mortgage portfolio. Incurred losses on the mortgage portfolio did not show a significant increase in the third quarter.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s businesses in the Netherlands was stable at 6.7%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses remained stable at EUR 182 million, as realized cost savings were offset by investments in the business.

Sales

New life sales declined 8% to EUR 23 million in the third quarter of 2013. Individual life sales increased 14% to EUR 8 million, caused by higher term life sales related to new mortgage production. Pension sales were down 17% to EUR 15 million.

Production of mortgages in the third quarter of 2013 amounted to EUR 916 million, 39% above the level achieved in the third quarter of 2012, mainly driven by the improving sentiment on the Dutch housing market. Premium production for accident and health amounted to EUR 5 million, while general insurance production amounted to EUR 6 million.

Gross deposits slightly increased to EUR 278 million, as a higher production of banksparen products was mostly offset by a decline in traditional savings deposits.

Market consistent value of new business

The market consistent value of new business in the Netherlands amounted to EUR 70 million, up 19% compared to the third quarter of 2012. This increase was driven by higher contributions from mortgages as production increased.

Revenue-generating investments

Revenue-generating investments amounted to EUR 71 billion, up 3% compared with the previous quarter.

The Netherlands c)
EUR millions	Notes	Q3 2013	Q2 2013%		Q3 2012%		YTD 2013	YTD 2012%

Underlying earnings before tax by line of business
Life and Savings		59	59	-	79	(25)	185	188	(2)
Pensions		27	19	42	14	93	59	62	(5)
Non-life		(3)	(10)	70	(8)	63	(14)	(23)	39
Distribution		2	4	(50)	-	-	12	11	9
Share in underlying earnings before tax of associates		-	2	-	-	-	2	2	-
Underlying earnings before tax		85	74	15	85	-	244	240	2

Fair value items		14	(36)	-	(53)	-	(95)	115	-
Realized gains / (losses) on investments		190	23	-	40	-	276	68	-
Impairment charges		(13)	(14)	7	(13)	-	(35)	(19)	(84)
Other income / (charges)		(2)	(27)	93	(3)	33	(29)	(272)	89
Income before tax		274	20	-	56	-	361	132	173
Income tax		(84)	(1)	-	(4)	-	(93)	17	-
Net income		190	19	-	52	-	268	149	80

Net underlying earnings		66	57	16	68	(3)	188	191	(2)

Commissions and expenses		240	254	(6)	249	(4)	746	781	(4)
of which operating expenses		182	181	1	182	-	542	552	(2)

New life sales
Life single premiums		192	389	(51)	189	2	927	580	60
Life recurring premiums annualized		3	10	(70)	6	(50)	18	22	(18)
Total recurring plus 1/10 single		23	48	(52)	25	(8)	111	80	39

Life and Savings		8	10	(20)	7	14	32	37	(14)
Pensions		15	38	(61)	18	(17)	79	43	84
Total recurring plus 1/10 single		23	48	(52)	25	(8)	111	80	39

New premium production accident and health insurance		5	4	25	2	150	22	15	47
New premium production general insurance		6	6	-	7	(14)	20	23	(13)

Gross deposits (on and off balance) by line of business
Life and Savings		278	327	(15)	275	1	1,009	1,202	(16)
Total gross deposits		278	327	(15)	275	1	1,009	1,202	(16)

Net deposits (on and off balance) by line of business
Life and Savings		(64)	85	-	(480)	87	(113)	(731)	85
Total net deposits		(64)	85	-	(480)	87	(113)	(731)	85

Revenue-generating investments
	Sept. 30,	Jun. 30,		Dec. 31,
	2013	2013	%	2012	%
Revenue-generating investments (total)	71,001	68,873	3	69,205	3
Investments general account	44,431	44,013	1	43,059	3
Investments for account of policyholders	25,560	23,839	7	25,094	2
Off balance sheet investments third parties	1,010	1,021	(1)	1,052	(4)

UNITED KINGDOM

¡	Underlying earnings before tax up to GBP 23 million due to higher equity markets
¡	Net income up to GBP 88 million due to one-time tax benefits
¡	New life sales up 17% to GBP 190 million, driven by auto enrolment and strong platform and group pensions sales
¡	Platform assets exceeded GBP 1 billion in October, one year after launch

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom increased to GBP 23 million in the third quarter, driven by higher equity markets.

-	Earnings from Life declined 11% to GBP 17 million, driven by unfavorable mortality experience.
-	Earnings from Pensions increased to GBP 6 million. Earnings benefited from the favorable impact of higher equity markets compared to the third quarter of 2012, as well as a one-time gain of GBP 2 million. This was partly offset by expenses related to creating a digital capability for the non-advised client group in order to facilitate the upgrade to the platform. In addition, earnings were impacted by GBP 4 million from adverse persistency. Persistency has started to improve, but is still expected to have an impact in the fourth quarter of 2013.

Net income

Net income amounted to GBP 88 million, driven by a one-time tax benefit of GBP 79 million related to a reduction in the corporate tax rate during the third quarter of 2013, which was partly offset by business transformation costs of GBP 8 million. Business transformation costs in the third quarter of 2013 were mostly related to back office-restructuring to help reposition Aegon in the post-RDR environment. The business transformation is expected to continue into 2014. Impairments were GBP 11 million, driven by a single corporate exposure. Realized gains amounted to GBP 8 million.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s businesses in the United Kingdom increased to 14.2% in the third quarter of 2013. This was primarily caused by a one-time benefit relating to the reduction of the corporate tax rate from 23% to 20% per April 1, 2015, in the United Kingdom.

Operating expenses

Operating expenses for the third quarter of 2013 increased 8% to GBP 78 million, as expenses were incurred related to investments in technology and business transformation costs of GBP 13 million. Excluding these costs, expenses were down as compared to the third quarter of 2012, due to cost reductions and the divestment of distribution firm Positive Solutions.

Sales

New life sales were up 17% to GBP 190 million compared to the third quarter of 2012, reflecting the benefit of auto enrolment and strong sales in group pensions. Platform assets continued to grow during the third quarter of 2013, exceeding GBP 1 billion in October.

Gross deposits continued to grow and amounted to GBP 86 million, driven by platform savings products, as the platform gains momentum in the market.

Market consistent value of new business

The market consistent value of new business in the United Kingdom declined to GBP 9 million, driven by lower margins on annuities and lower margins arising from auto enrolment on group pension schemes.

Revenue-generating investments

Revenue-generating investments increased to GBP 57 billion, up 2% compared to the end of the second quarter of 2013, primarily as a result of higher equity markets.

United Kingdom c)
GBP millions	Notes	Q3 2013	Q2 2013	%	Q3 2012	%	YTD 2013	YTD 2012	%

Underlying earnings before tax by line of business
Life		17	23	(26)	19	(11)	57	49	16
Pensions		6	-	-	2	200	11	20	(45)
Distribution		-	-	-	(1)	-	(2)	(2)	-
Underlying earnings before tax		23	23	-	20	15	66	67	(1)

Fair value items		(6)	(1)	-	(14)	57	(9)	(17)	47
Realized gains / (losses) on investments		8	23	(65)	12	(33)	32	40	(20)
Impairment charges		(11)	(13)	15	-	-	(24)	-	-
Other income / (charges)	7	(1)	(43)	98	12	-	(40)	27	-
Income before tax		13	(11)	-	30	(57)	25	117	(79)
Income tax attributable to policyholder return		(8)	2	-	(11)	27	(12)	(27)	56
Income before income tax on shareholders return		5	(9)	-	19	(74)	13	90	(86)
Income tax on shareholders return		83	6	-	11	-	87	19	-
Net income		88	(3)	-	30	193	100	109	(8)

Net underlying earnings		101	25	-	32	-	144	92	57

Commissions and expenses		143	180	(21)	150	(5)	474	436	9
of which operating expenses		78	97	(20)	72	8	244	201	21

New life sales	8
Life single premiums		796	913	(13)	643	24	2,529	1,835	38
Life recurring premiums annualized		110	156	(29)	98	12	428	327	31
Total recurring plus 1/10 single		190	247	(23)	163	17	681	511	33

Life		15	15	-	19	(21)	45	53	(15)
Pensions		175	232	(25)	144	22	636	458	39
Total recurring plus 1/10 single		190	247	(23)	163	17	681	511	33

Gross deposits (on and off balance) by line of business
Variable annuities		-	-	-	4	-	2	18	(89)
Savings		86	59	46	-	-	185	-	-
Total gross deposits		86	59	46	4	-	187	18	-

Net deposits (on and off balance) by line of business
Variable annuities		(10)	(13)	23	(4)	(150)	(28)	(6)	-
Savings		78	58	34	-	-	175	-	-
Total net deposits		68	45	51	(4)	-	147	(6)	-

Revenue-generating investments
	Sept. 30,	Jun. 30,		Dec. 31,
	2013	2013	%	2012	%
Revenue-generating investments (total)	56,890	56,000	2	54,533	4
Investments general account	9,042	8,939	1	9,196	(2)
Investments for account of policyholders	47,658	46,950	2	45,329	5
Off balance sheet investments third parties	190	111	71	8	-

NEW MARKETS

¡	Underlying earnings before tax increase 6% to EUR 74 million mainly driven by assumption changes and model refinements in Asia
¡	Net loss of EUR 64 million; intangibles of EUR 182 million related to Polish pension funds written off as a result of changing legislation
¡	New life sales increased to EUR 51 million due to growth in Spain and Asia

Underlying earnings before tax

In New Markets, Aegon’s underlying earnings before tax increased 6% to EUR 74 million, as actuarial assumption changes and model refinements in Asia more than offset the divestments in Spain.

-	Earnings from Central & Eastern Europe increased 6% to EUR 17 million, as a higher non-life result in Hungary and increased life earnings in Poland were partly offset by the introduction of the insurance tax in Hungary for EUR 2 million and the negative impact of the first time inclusion of Ukraine, which recorded a loss of EUR 1 million in the third quarter.
-	Results from Aegon’s operations in Asia increased to EUR 27 million, driven by actuarial assumption changes and model refinements of EUR 22 million. Excluding these effects, earnings increased, as the positive impact of the growth of the business more than offset higher acquisition costs resulting from the strong growth in variable annuities production in Japan.
-	Earnings from Spain & France decreased to EUR 5 million due to the divestment of the joint ventures with Banca Cívica and Unnim. The comparable quarter of 2012 included underlying earnings of EUR 5 million from the joint venture with Banca Cívica, while the joint venture with Unnim contributed EUR 4 million. The results of the new joint venture with Santander were included, but were offset by higher investments in developing a direct distribution channel.

The earnings contribution from partner La Mondiale in France was stable compared to the same quarter last year and amounted to EUR 5 million.

-	Results from Variable Annuities Europe amounted to EUR 1 million, driven by the growth of the business and cost savings.
-	Earnings from Aegon Asset Management declined 4% to EUR 24 million, as the positive impact of higher third-party asset balances was more than offset by the loss of earnings from the sale of hedge fund manager Prisma and lower performance fees as compared to the high level achieved in the third quarter of 2012.

Net income

The net loss from Aegon’s operations in New Markets amounted to EUR 64 million. Higher underlying earnings and the gain on the divestment of the joint venture with CAM of EUR 74 million were more than offset by an impairment on intangible assets related to the Polish pension fund business of EUR 182 million and a charge of EUR 6 million related to the divestment of the Czech pension fund unit.

In June 2013, the Polish government started a process aimed at overhauling the existing state pension system. Based on the likely outcome of this process and subsequent legislation that is due to be implemented, Aegon has decided to impair the intangible assets related to the Polish pension business by EUR 182 million. Following this impairment, EUR 10 million of intangible assets, including DAC, related to the Polish pension business remain on Aegon’s balance sheet.

Impairments amounted to EUR 4 million, due the negative impact of the weakening of the Hungarian Forint on the Hungarian foreign currency mortgage portfolio. In addition, impairments were negatively impacted by client anticipation on additional debt relief measures promised by the Hungarian government, which are expected to be announced in the fourth quarter of 2013. These were partly offset by a positive result on the currency hedge set up to protect this portfolio in fair value items.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets increased to 8.0%, mainly the result of higher net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined 1% to EUR 162 million in the third quarter. Cost savings and lower variable expenses in Aegon Asset Management more than offset higher costs in Asia, driven by investments to support future growth, the inclusion of the business in Ukraine and the introduction of the insurance tax in Hungary.

Sales

New life sales increased 6% to EUR 51 million.

-	In Central & Eastern Europe, new life sales declined 4% to EUR 25 million. Sales growth in Turkey due to improved distribution and in Slovakia due to new product launches was more than offset by lower sales in Poland resulting from reduced production in the broker channel.
-	In Asia, new life sales increased 17% to EUR 14 million. This was mainly driven by the launch of a new universal life product in the first quarter of 2013 and the expanded cooperation with a number of private banks.
-	New life sales in Spain increased 20% to EUR 12 million driven by sales from the joint venture with Santander, which accounted for EUR 5 million of the new life sales in the third quarter of 2013.

New premium production from Aegon’s accident and health insurance business declined to EUR 10 million, mainly driven by lower sales in Spain and negative currency effects. New premium production from Aegon’s general insurance business doubled to EUR 10 million, driven by the inclusion of the Santander joint venture and growth in Central & Eastern Europe.

Gross deposits in New Markets amounted to EUR 2.7 billion, down 2% from the third quarter of 2012. Gross deposits in Aegon Asset Management declined 6% to EUR 2.3 billion. Strong growth in institutional sales in the United States was offset by lower deposits in other geographies. Gross deposits in Asia more than tripled to EUR 169 million driven by strong sales of variable annuities in Japan.

Market consistent value of new business

The market consistent value of new business in New Markets increased 50% to EUR 27 million. Asia showed a strong improvement compared to the third quarter of 2012, driven by higher margins and increased sales, more than offsetting the negative impact of the divestments in Spain.

Revenue-generating investments

Revenue-generating investments remained flat at EUR 69 billion during the third quarter of 2013.

New Markets c)
EUR millions	Notes	Q3 2013	Q2 2013%		Q3 2012%		YTD 2013	YTD 2012%

Underlying earnings before tax
Central Eastern Europe		17	10	70	16	6	43	60	(28)
Asia		27	4	-	13	108	42	27	56
Spain & France		5	10	(50)	16	(69)	26	58	(55)
Variable Annuities Europe		1	2	(50)	-	-	4	-	-
Aegon Asset Management		24	26	(8)	25	(4)	73	77	(5)
Underlying earnings before tax		74	52	42	70	6	188	222	(15)

Fair value items		(12)	(8)	(50)	(1)	-	(23)	(6)	-
Realized gains / (losses) on investments		(4)	1	-	5	-	(1)	10	-
Impairment charges		(4)	4	-	(5)	20	(10)	(9)	(11)
Other income / (charges)		(124)	106	-	(8)	-	(22)	(26)	15
Income before tax		(70)	155	-	61	-	132	191	(31)
Income tax		6	(12)	-	(23)	-	(23)	(68)	66
Net income		(64)	143	-	38	-	109	123	(11)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		(64)	142	-	37	-	108	122	(11)
Non-controlling interests		-	1	-	1	-	1	1	-

Net underlying earnings		48	38	26	46	4	125	149	(16)

Commissions and expenses		270	234	15	227	19	732	654	12
of which operating expenses		162	161	1	163	(1)	480	460	4

New life sales	12
Life single premiums		133	175	(24)	80	66	455	368	24
Life recurring premiums annualized		37	39	(5)	40	(8)	124	159	(22)
Total recurring plus 1/10 single		51	56	(9)	48	6	170	196	(13)

Life		50	55	(9)	47	6	167	188	(11)
Associates		1	1	-	1	-	3	8	(63)
Total recurring plus 1/10 single		51	56	(9)	48	6	170	196	(13)

Central Eastern Europe		25	26	(4)	26	(4)	79	82	(4)
Asia		14	19	(26)	12	17	51	42	21
Spain & France		12	11	9	10	20	40	72	(44)
Total recurring plus 1/10 single		51	56	(9)	48	6	170	196	(13)

New premium production accident and health insurance		10	10	-	13	(23)	32	30	7
New premium production general insurance		10	8	25	5	100	24	16	50

Gross deposits (on and off balance)	12
Central Eastern Europe		75	57	32	70	7	189	252	(25)
Asia		169	160	6	55	-	424	126	-
Spain & France		-	1	-	10	-	8	31	(74)
Variable Annuities Europe		103	110	(6)	116	(11)	335	345	(3)
Aegon Asset Management		2,343	5,527	(58)	2,504	(6)	10,152	7,821	30
Total gross deposits		2,690	5,855	(54)	2,755	(2)	11,108	8,575	30

Net deposits (on and off balance)	12
Central Eastern Europe		59	39	51	16	-	63	40	58
Asia		162	152	7	54	200	384	121	-
Spain & France		-	(3)	-	(7)	-	(6)	(44)	86
Variable Annuities Europe		1	(2)	-	9	(89)	(15)	44	-
Aegon Asset Management		604	2,047	(70)	1,136	(47)	2,778	3,030	(8)
Total net deposits		826	2,233	(63)	1,208	(32)	3,204	3,191	-

Revenue-generating investments
		Sept. 30, 2013	Jun. 30, 2013	%	Dec. 31, 2012	%
Revenue-generating investments (total)		69,197	69,007	-	68,733	1
Investments general account		3,341	3,290	2	3,408	(2)
Investments for account of policyholders		6,056	5,862	3	6,024	1
Off balance sheet investments third parties		59,800	59,855	-	59,301	1

Market consistent value of new business
	MCVNB						MCVNB
EUR millions, after tax		Q3 2013	Q2 2013%		Q3 2012%		YTD 2013	YTD 2012%

Americas		177	114	55	72	146	386	165	134
The Netherlands		70	42	67	59	19	207	116	78
United Kingdom		11	21	(48)	24	(54)	53	73	(27)
New Markets		27	25	8	18	50	73	61	20
Total		285	202	41	173	65	719	415	73

Modeled new business, APE and deposits
	Premium business						Premium business
	APE						APE
EUR millions	Notes	Q3 2013	Q2 2013%		Q3 2012%		YTD 2013	YTD 2012%
	9
Americas		264	279	(5)	283	(7)	848	843	1
The Netherlands		45	75	(40)	49	(8)	208	192	8
United Kingdom		205	294	(30)	183	12	785	604	30
New Markets		95	93	2	52	83	296	338	(12)
Total		609	741	(18)	567	7	2,137	1,977	8

	Deposit business						Deposit business
	Deposits						Deposits
EUR millions	Notes	Q3 2013	Q2 2013%		Q3 2012%		YTD 2013	YTD 2012%
	9
Americas		7,050	5,507	28	5,800	22	17,075	15,944	7
The Netherlands		-	-	-	-	-	-	-	-
United Kingdom		-	-	-	5	-	2	23	(91)
New Markets		273	270	1	125	118	754	428	76
Total		7,323	5,777	27	5,930	23	17,831	16,395	9

MCVNB/PVNBP summary
	Premium business					Premium business

		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q3 2013%			%	YTD 2013%			%
	10
Americas		62	1,122	5.6	23.5	171	3,624	4.7	20.1
The Netherlands		71	1,221	5.8	157.0	210	3,505	6.0	100.9
United Kingdom		11	1,412	0.8	5.5	53	5,253	1.0	6.7
New Markets		28	799	3.6	30.1	75	2,508	3.0	25.4
Total		172	4,554	3.8	28.3	509	14,890	3.4	23.8

	Deposit business					Deposit business

		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q3 2013%			%	YTD 2013%			%
	10
Americas		115	10,670	1.1	1.6	215	26,225	0.8	1.3
The Netherlands		(1)	137	(0.8)	-	(3)	220	(1.4)	-
United Kingdom		-	-	-	-	-	2	-	-
New Markets		(1)	300	(0.2)	(0.2)	(2)	884	(0.3)	(0.3)
Total		113	11,107	1.0	1.5	210	27,331	0.8	1.2

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of jv’s and Aegon’s associated companies in Spain, India, Brazil and Mexico. Aegon believes that its non-IFRS measures provide meaningful information about the underlying operating results of its business including insight into the financial measures that Aegon’s senior management uses in managing its business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.
Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.
For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.
2)	This note is not being used.
3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
4)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exeption of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.
5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.
6)	This note is not being used.
7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.
9)	APE = recurring premium + 1/10 single premium.
10)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).
11)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q3 2013	YTD 2013
Employee expenses	502	1,542
Administrative expenses	304	853
Operating expenses for IFRS reporting	806	2,395
Operating expenses related to jv’s and associates	24	83
Operating expenses in earnings release	830	2,478

12)	New life sales, gross deposits and net deposits data include results of jv’s and Aegon’s associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.
13)	Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business.
a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.
Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.
b)	The results in this release are unaudited.
c)	2012 comparative figures have been restated to reflect changes in accounting policies driven by IFRS 10 and 11 as well as IAS 19. Refer for more details to the Q3 2013 condensed consolidated interim financial statements.

ADDITIONAL INFORMATION

The Hague – November 7, 2013

Conference call

09:00 a.m. CET

Analyst & investor Q&A

09:30 a.m. CET

Media Q&A

10:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Two hours after the conference call, a replay will be available on aegon.com.

Presentations

Presentations will be available on aegon.com at 7:35 a.m. CET

Supplements

Aegon’s Q3 2013 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that its non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

-	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

¡	Consequences of a potential (partial) break-up of the euro;

¡	The frequency and severity of insured loss events;

¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

¡	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Changes in the policies of central banks and/or governments;

¡	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

¡	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

¡	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

¡	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;

¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Aegon

As an international insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ over 23,000 people and have millions of customers across the globe. Further information: aegon.com.